Exhibit 3.36

STATE OF DELAWARE

SECRETARY OF STATE

DIVISION OF CORPORATIONS

DELIVERED 08:20 PM 01/04/2008

FILED 08:22 PM 01/04/2008

SRV 080014014 – 4470247 FILE

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

WINDSTREAM ARKANSAS, LLC

First.	The name of the limited liability company is Windstream Arkansas, LLC.

Second.	The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, Delaware 19801. The name of its Registered agent at such address is the Corporation Trust Company.

Third.	For tax and accounting purposes the formation is to become effective at 5:00 p.m. eastern time, December 31, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 4th day of January, 2008.

WINDSTREAM ARKANSAS, INC.

By:	/s/ John P. Fletcher
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel

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